Morgan Stanley Funds

522 Fifth Avenue

New York, New York 10036

May 14, 2009

File Room

Securities and Exchange Commission

450 Fifth Street, NW

Washington, D.C. 20549

RE: Morgan Stanley Retail Funds

Dear Ladies and Gentleman,

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended, enclosed please find the following documents for each Fund (listed in the appendix A) which are attached hereto on Exhibits 1-4,

1.	A copy of the Funds’ joint fidelity blanket bond (the “Bond”) providing for coverage of $65 million (Exhibit 1);

2.	A copy of the resolutions of the Boards of Directors/Trustees of the Funds, including a majority of the Directors/Trustees who are not interested persons, approving the amount, type, form, coverage of the Bond and the portion of the premium to be paid by each Fund, and allocation of premiums and recoveries under the Bond (Exhibit 2);

3.	A copy of the joint fidelity bond agreement concerning the allocation of premiums and recoveries under the Bond (Exhibit 3);

4.	A chart showing for each Fund (i) gross assets, and (ii) the amount of the single insured bond that would have been provided and maintained had the Fund not been named as an insured under a joint insured bond. (Exhibit 4)

Please note that the premium has been paid in its entirety.

Very truly yours,

/s/    Mary Mullin

Mary Mullin

Secretary of the Funds

Enclosures

Appendix A

MORGAN STANLEY

RETAIL FUNDS

Open-End Retail Funds

Taxable Money Market Funds

1.	Active Assets Government Securities Trust (“AA Government”)
2.	Active Assets Institutional Government Securities Trust (“AA Institutional Government”)
3.	Active Assets Institutional Money Trust (“AA Institutional Money”)
4.	Active Assets Money Trust (“AA Money”)
5.	Morgan Stanley Liquid Asset Fund Inc. (“Liquid Asset”)
6.	Morgan Stanley U.S. Government Money Market Trust (“Government Money”)

Tax-Exempt Money Market Funds

7.	Active Assets California Tax-Free Trust (“AA California”)
8.	Active Assets Tax-Free Trust (“AA Tax-Free”)
9.	Morgan Stanley California Tax-Free Daily Income Trust (“California Tax-Free Daily”)
10.	Morgan Stanley New York Municipal Money Market Trust (“New York Money”)
11.	Morgan Stanley Tax-Free Daily Income Trust (“Tax-Free Daily”)

Equity Funds

12.	Morgan Stanley Capital Opportunities Trust (“Capital Opportunities”)+
13.	Morgan Stanley Convertible Securities Trust (“Convertible Securities”)+
14.	Morgan Stanley Dividend Growth Securities Inc. (“Dividend Growth”)
15.	Morgan Stanley Equally-Weighted S&P 500 Fund (“Equally-Weighted S&P 500”)+
16.	Morgan Stanley European Equity Fund Inc. (“European Equity”)+
17.	Morgan Stanley Focus Growth Fund (“Focus Growth”)+
18.	Morgan Stanley Fundamental Value Fund (“Fundamental Value”)+
19.	Morgan Stanley Global Advantage Fund (“Global Advantage”)
20.	Morgan Stanley Global Dividend Growth Securities (“Global Dividend Growth”)+
21.	Morgan Stanley Global Infrastructure Fund* (“Global Infrastructure”)+
22.	Morgan Stanley Health Sciences Trust (“Health Sciences”)+
23.	Morgan Stanley International Fund (“International Fund”)+
24.	Morgan Stanley International Value Equity Fund (“International Value”)+
25.	Morgan Stanley Mid Cap Growth Fund (“Mid Cap Growth”)+
26.	Morgan Stanley Mid-Cap Value Fund (“Mid-Cap Value”)+
27.	Morgan Stanley Natural Resource Development Securities Inc. (“Natural Resource”)+
28.	Morgan Stanley Pacific Growth Fund Inc. (“Pacific Growth”)+
29.	Morgan Stanley Real Estate Fund (“Real Estate”)+
30.	Morgan Stanley Series Fund+
•	U.S. Multi Cap Alpha Fund
31.	Morgan Stanley Small-Mid Special Value Fund (Small-Mid Special Value”)+
32.	Morgan Stanley S&P 500 Index Fund (“S&P 500 Index”)+
33.	Morgan Stanley Special Growth Fund (“Special Growth”)+
34.	Morgan Stanley Special Value Fund (“Special Value”)+
35.	Morgan Stanley Technology Fund (“Technology Fund”)+
36.	Morgan Stanley Value Fund (“Value Fund”)+

Balanced Funds

37.	Morgan Stanley Balanced Fund (“Balanced Fund”)+

Asset Allocation Fund

38.	Morgan Stanley Strategist Fund (“Strategist Fund”)+

Taxable Fixed-Income Funds

39.	Morgan Stanley Flexible Income Trust (“Flexible Income”)+
40.	Morgan Stanley High Yield Securities Inc. (“High Yield Securities”)+
41.	Morgan Stanley Limited Duration U.S. Government Trust (“Limited Duration Government”)
42.	Morgan Stanley Mortgage Securities Trust (“Mortgage Securities”)+
43.	Morgan Stanley U.S. Government Securities Trust (“Government Securities”)+

Tax-Exempt Fixed-Income Funds

44.	Morgan Stanley California Tax-Free Income Fund (“California Tax-Free”)+
45.	Morgan Stanley New York Tax-Free Income Fund (“New York Tax-Free”)+
46.	Morgan Stanley Tax-Exempt Securities Trust (“Tax-Exempt Securities”)+

Special Purpose Funds

47.	Morgan Stanley Select Dimensions Investment Series (“Select Dimensions”)
•	Balanced Portfolio
•	Capital Growth Portfolio
•	Capital Opportunities Portfolio
•	Dividend Growth Portfolio
•	Equally-Weighted S&P 500 Portfolio
•	Flexible Income Portfolio
•	Focus Growth Portfolio
•	Global Equity Portfolio
•	Global Infrastructure Portfolio*
•	Mid Cap Growth Portfolio
•	Money Market Portfolio

48.	Morgan Stanley Variable Investment Series (“Variable Investment”)
•	Aggressive Equity Portfolio
•	Capital Opportunities Portfolio
•	Dividend Growth Portfolio
•	European Equity Portfolio
•	Global Dividend Growth Portfolio
•	Global Infrastructure Portfolio*
•	High Yield Portfolio
•	Income Builder Portfolio
•	Income Plus Portfolio
•	Limited Duration Portfolio
•	Money Market Portfolio
•	S&P 500 Index Portfolio
•	Strategist Portfolio

Alternative Open-End Funds

49.	Morgan Stanley Series Funds (“Series Funds”)+
•	Alternative Opportunities Fund
•	Commodities Alpha Fund

50.	Morgan Stanley FX Series Funds (“FX Series Funds”)+
•	FX Alpha Plus Strategy Portfolio
•	FX Alpha Strategy Portfolio

Closed-End Retail Funds

Alternative Closed-End Funds

51.	Morgan Stanley Prime Income Trust (“Prime Income”)

Taxable Fixed-Income Closed-End Funds

52.	Morgan Stanley Income Securities Inc. (“Income Securities”)

Tax-Exempt Fixed-Income Closed-End Funds

53.	Morgan Stanley California Insured Municipal Income Trust (“California Insured Municipal”)
54.	Morgan Stanley California Quality Municipal Securities (“California Quality Municipal”)
55.	Morgan Stanley Insured California Municipal Securities (“Insured California Securities”)
56.	Morgan Stanley Insured Municipal Bond Trust (“Insured Municipal Bond”)
57.	Morgan Stanley Insured Municipal Income Trust (“Insured Municipal Income”)
58.	Morgan Stanley Insured Municipal Securities (“Insured Municipal Securities”)
59.	Morgan Stanley Insured Municipal Trust (“Insured Municipal Trust”)
60.	Morgan Stanley Municipal Income Opportunities Trust (“Municipal Opportunities”)
61.	Morgan Stanley Municipal Income Opportunities Trust II (“Municipal Opportunities II”)
62.	Morgan Stanley Municipal Income Opportunities Trust III (“Municipal Opportunities III”)
63.	Morgan Stanley Municipal Premium Income Trust (“Municipal Premium”)
64.	Morgan Stanley New York Quality Municipal Securities (“New York Quality Municipal”)
65.	Morgan Stanley Quality Municipal Income Trust (“Quality Municipal Income”)
66.	Morgan Stanley Quality Municipal Investment Trust (“Quality Municipal Investment”)
67.	Morgan Stanley Quality Municipal Securities (“Quality Municipal Securities”)

Fund in Registration

68.	Morgan Stanley American Franchise

+	Denotes Multi-Class Retail Fund
*	Name Changed from Utilities Fund Effective November 3, 2008.